Exhibit 99.1


OPMI VISU
150

Alcon®



Second Quarter 2009 Webcast

July 23, 2009

Safe Harbor Statement

This presentation, made on July 23, 2009, includes forward-looking statements based on current expectations and Alcon does not undertake the obligation to update the forward-looking information or statements. These expectations could differ materially from actual results and are subject to a number of uncertainties and risks as detailed in the company's form 20-F filed with the SEC on March 17, 2009.

In addition, this presentation may include several financial measures, to assist in better understanding our business, that are not prepared in accordance with generally accepted accounting principles (GAAP). These non-GAAP financial measures will be reconciled at the end of this presentation or in associated public information filed with the SEC.

Reports noted above are available on our website at www.alcon.com in the "Investors and Media" section. For further information contact the Alcon Investor Relations Department at (817) 551-8805.

Business Overview

Kevin Buehler
President and Chief Executive Officer

Alcon®

Delivering Against Expectations, Investing in the Future

- Organic sales growth of 3.3% in line with expectations (-3.4% reported)*
  - Higher TobraDex impact in Q2
  - Strong Q208 comparable
  - Currency headwind less than anticipated
- Diligent management of SG&A contributes to 3.2% rise in diluted EPS
  - Realized savings from Q1 restructuring
  - Higher other income and lower taxes
- YTD performance reinforces achievement of full year outlook
- Managing business in current environment without sacrificing future
  - Maintaining and expanding market leadership
  - Investing in research capabilities and pipeline
  - Increasing business development initiatives

* Constant currency sales growth and organic sales growth are non-GAAP measures presented to give investors a better comparison of operations between years. Reconciliations for constant currency sales growth and organic sales growth are provided in slides at the end of this presentation.

Q2 2009 Geographic Sales and Growth

Q2 2009 Sales by Geography



$281
Reported: - 8.2%
Constant Currency*: + 8.1%
Emerging Markets 16.8%
$790
Reported: 0.3%
U.S. 47.1%
Developed International 36.1%
$606
Reported: - 5.6%
Constant Currency*: + 4.8%
(dollars in millions)

* Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for constant currency are provided in slides at the end of this presentation.

U.S. Pharmaceutical Category Growth Comparisons

U.S. Prescription Change for Key Categories vs. Prior Year


Growth above 2008 growth
Growth below 2008 growth
12.0%
8.0%
4.0%
0.0%
-4.0%
-8.0%
2008
2009
PG
0.5%
3.0%
TCAI
4.1%
7.7%
NSAID
10.9%
8.1%
FQ
-3.4%
-5.3%
Otic
0.8%
-3.0%
Ocular Allergy
-3.2%
-4.2%

Source: WK Health

Alcon®

Gaining Market Share in Key Categories

RX Growth	Global** MAY YTD		U.S. MAY YTD	
	Brand	Market	Brand	Market
TRAVATAN® Family	23.5 %	6.1 %	21.6%	3.0%
Azopt® + Azarga®	11.3%	7.7%	9.7%	7.7%
Vigamox® *	8.9%	1.4%	-5.9%	-5.3%
NEVANAC®	71.7%	0.5%	8.7%	8.1%
Patanol® + Pataday™	29.3%	12.2%	-3.2%	-4.2%
CIPRODEX® *	6.4%	2.5%	3.4%	-3.0%

Source: Global-IMS US-WK Health

* Moxifloxacin, the active ingredient in **Vigamox®**, is licensed to Alcon by Bayer HealthCare AG. **CIPRODEX®** is a registered trademark of Bayer AG and licensed to Alcon by Bayer HealthCare AG.

** Top 30 countries

Alcon®

TRAVATAN® Family Continues Glaucoma Market Success



Alcon Global Prostaglandin Market Share
TRAVATAN® Family has gained 6.2 share points following DuoTrav™ and TRAVATAN Z® launches
22%
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
14.6%
20.8%
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
TRAVATAN®
TRAVATAN Z®
DUOTRAV™

Source: IMS

AZARGA® Adds to Azopt® Growth Opportunity

Global TCAI and TCAI Combination Share

Azopt® Family has gained 9.6 share points since Q1 2005



34%
32%
30%
28%
26%
24%
22%
20%
18%
AZOPT®
AZARGA®
23.6%
33.2%
Q1 05 MAT
Q1 06 MAT
Q1 07 MAT
Q1 08 MAT
Q1 09 MAT

Source: IMS

TCAI and TCAI Combination Rx Distribution

Azopt® makes up 69.9 percent of the TCAI category



Azopt®
TCAI Single Entity
TCAI Combinations

Source: IMS

Impact of Generic Brimonidine 0.15% Launch

- Alphagan P is an Alpha-Agonist used as an adjunctive therapy for glaucoma
  - U.S. sales of over $200M

- Alcon is the generic provider of brimonidine 0.15% in the United States

- Will begin to see the revenue impacts of the generic in the fourth quarter 2009

U.S. Alpha-Agonists Category Share

(As of May 2009)



42.7%
Alphagan P 0.1%
Alphagan P 0.15%
Brimonidine/Other

Source: WK Health

Global IOL Growth is Projected to Continue

IOL Unit Projections

IOL Unit expected to grow at 3.8% CAGR from 2009 to 2014



(units in millions)
22.5
20.0
17.5
15.0
12.5
10.0
7.5
5.0
2.5
0.0
15.9
19.1
2009
2010
2011
2012
2013
2014

IOL Revenue Projections

IOL Revenue expected to grow at 8.2% CAGR from 2009 to 2014



(dollars in billions)
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
$2.11
$3.13
2009
2010
2011
2012
2013
2014

Monofocal IOLs PC-IOLs Toric IOLs Phakic IOLs

Source: Market Scope

Alcon®

Bringing New Momentum to Premium IOL Categories

U.S. Acrysof® ReSTOR® and Toric Implant Card Data



55,000
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
(implanted units)
39,487
48,525
Q2 2008
Q3 2008
Q4 2008
Q1 2009
Q2 2009
ReSTOR®
Toric

Source: Company Data

Advanced Technology IOL Sales Accelerating


$70
$60
$50
$40
$30
$20
$10
$-
(dollars in millions)
$66.1
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09
ReSTOR® Launch
ReSTOR® CMS Decision
Toric Launch
Toric CMS Decision
ReSTOR® Aspheric Launch
ReSTOR® +3.0 & Toric IQ Launch

Source: Company Data

Alcon®

Systane® Ultra Leading Market Share Gains in Dry Eye

U.S. Systane® Family Equivalent Unit Market Share

Alcon has a 22.5 percent U.S. market share in the total Dry Eye category



18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
16.8%
15.5%
13.7%
Systane® Ultra Launch
4.2%
Q107
Q207
Q307
Q407
Q108
Q208
Q308
Q408
Q109
Q209
Systane Ultra
Systane Franchise



Systane
ULTRA
LUBRICANT EYE DROPS
HIGH PERFORMANCE
EXTENDED PROTECTION
FAST SYMPTOM RELIEF
DOCTOR RECOMMENDED
Alcon
STERILE
10 mL (1/3 FL OZ)

Source: Alcon Best Internal Estimate

Alcon®

Commitment to Innovation

- Largest R&D organization in ophthalmology
- Broad array of programs at all stages of development to address unmet medical needs in critical areas
  - Glaucoma
  - Retinal disease
  - Dry eye
  - Cataract
- R&D strategic components
  - Access to external compounds
  - Internal development
  - Global registration of products

Key R&D Pipeline Activities

Early-Stage

Cilomilast (dry eye)

NVC-422 (anti-infective)

Tandospirone (AMD)

RTKi (AMD)

VEGF (wet AMD, DME)

Glaucoma NMEs

AcrySof® ReSTOR® Toric

ReSTOR® Distant Dominant

ICAPS® AREDS2

Mid- to Late-Stage

TobraDex ST®

Moxifloxacin, new formulation

MoxiDex Otic

Travatan® APS

DuoTrav® APS

AcrySof® Phakic

OPTI-FREE® silicone hydrogel

Systane® ORB

ICAPS® R (ex-U.S.)

Global Registration

Azarga® (EU)

VIGAMOX® (EU)

CILODEX® (EU)

DuoTrav™ (Japan)

NEVANAC® (Japan)

AcrySof® ReSTOR® +3.0 (Japan)

PUREPOINT® (Japan)

DisCoVisc® (Japan)

OPTI-FREE® MPS (Japan)

Financial Review

Rick Croarkin
Senior Vice President, Finance and Chief Financial Officer

Alcon®

Sales

Q2

(dollars in millions)

-3.4% Reported

+3.3% Organic Growth*


$1,800
$1,675
$1,550
$1,425
$1,300
$1,736
$1,677
Q2 2008
Q2 2009

YTD

(dollars in millions)

-3.1% Reported

+4.1% Organic Growth*


$3,400
$3,200
$3,000
$2,800
$3,272
$3,170
Q2 2008
Q2 2009

* Constant currency sales growth and organic sales growth are non-GAAP measures presented to give investors a better comparison of operations between years. Reconciliations for constant currency sales growth and organic sales growth are provided in slides at the end of this presentation.

Alcon®

Gross Profit

Q2

(dollars in millions)



- 4.5%
$1,500
$1,375
$1,250
$1,125
$1,000
$1,321
$1,262
Q2 2008
Q2 2009

YTD

(dollars in millions)



- 2.4%
$2,800
$2,300
$1,800
$1,300
$2,459
$2,401
Q2 YTD 2008
Q2 YTD 2009

	Q2 2008	Q2 2009	Q2 YTD 2008	Q2 YTD 2009
% of Sales	**76.1%**	**75.3%**	**75.2%**	**75.7%**

Highlights

- Difficult comparable: Q208 reported sales grew 17.9% versus Q209 of -3.4%
- Reduced impact of currency on global inventories
- Gross margin within full year forecasted range of 75-76%

Operating Income

Q2

(dollars in millions)



- 2.2%
$700
$650
$600
$550
$500
$646
$632
Q2 2008
Q2 2009

YTD

(dollars in millions)



0.0%
$1,200
$1,100
$1,000
$900
$1,146
$1,146
Q2 YTD 2008
Q2 YTD 2009

	Q2 2008	Q2 2009	Q2 YTD 2008	Q2 YTD 2009
% of Sales	37.2%	37.7%	35.0%	36.2%

Highlights

- Reduction in SG&A a result of cost management programs and FX fluctuations
- Benefit to SG&A from reduction in force; $40 million annualized savings
- R&D investment increased 10.6% over Q208

Net Earnings

Q2

(dollars in millions)



+ 2.6%
$650
$600
$550
$500
EPS $1.88*
$567
EPS $1.94*
$582
Q2 2008
Q2 2009

YTD

(dollars in millions)



+ 3.8%
$1,200
$1,000
$800
EPS $3.30*
$996
EPS $3.44*
$1,034
Q2 YTD 2008
Q2 YTD 2009

	Q2 2008	Q2 2009	Q2 YTD 2008	Q2 YTD 2009
% of Sales	32.6%	34.7%	30.4%	32.6%

Highlights

- Positive contribution from other income primarily due to FX
- The effective tax rate was 10.6% , full year tax rate forecasted to be 11-12%
- YTD diluted EPS of $3.49, excluding charges related to reduction in force

* Diluted reported earnings per share

2009 Full Year Financial Guidance Revision

- **Organic growth in the mid-single digits**
- **Diluted earnings per share:**

U.S. GAAP EPS guidance	**$6.20**	**- $6.35**
Restructuring charge	***(0.05)***	***(0.05)***
Adjusted EPS guidance	**$6.25**	**- $6.40**

Note: Adjusted diluted EPS measures the results of the company's operations without certain items that pertain only to the period presented. Management believes this measure is an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon®


OPMI VISU
150



Second Quarter 2009 Webcast

July 23, 2009

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Change	Foreign Currency Change	Organic Change
Geographic Sales					
Alcon United States:					
Pharmaceutical	$ 391	$ 408	(4.2) %	-- %	(4.2) %
Surgical	296	276	7.2	--	7.2
Consumer Eye Care	103	104	(1.0)	--	(1.0)
Total United States Sales	**790**	**788**	**0.3**	**--**	**0.3**
Alcon International:					
Pharmaceutical	322	338	(4.7)	(13.3)	8.6
Surgical	461	492	(6.3)	(11.8)	5.5
Consumer Eye Care	104	118	(11.9)	(11.9)	--
Total International Sales	**887**	**948**	**(6.4)**	**(12.3)**	**5.9**
Total Global Sales	**$ 1,677**	**$ 1,736**	**(3.4)**	**(6.7)**	**3.3**
Total International Developed Market Sales			(5.6) %	(10.4) %	4.8 %
Brazil, Russia, India and China (BRIC) Market Sales			1.8 %	20.6 %	22.4 %

Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Alcon®

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Change	Foreign Currency Change	Organic Change
Global Product Sales					
Infection/inflammation	$ 208	$ 231	(10.0) %	(6.1) %	(3.9) %
Glaucoma	274	253	8.3	(8.3)	16.6
Allergy	160	168	(4.8)	(3.0)	(1.8)
Otic/nasal	103	103	--	(1.0)	1.0
Other pharmaceuticals/rebates	(32)	(9)	N/M	N/M	N/M
Total Pharmaceutical	**713**	**746**	**(4.4)**	**(6.0)**	**1.6**
Intraocular lenses	289	288	0.3	(8.4)	8.7
Cataract/vitreoretinal	440	449	(2.0)	(7.1)	5.1
Refractive	28	31	(9.7)	(6.5)	(3.2)
Total Surgical	**757**	**768**	**(1.4)**	**(7.5)**	**6.1**
Contact lens disinfectants	116	123	(5.7)	(3.3)	(2.4)
Artificial tears	70	70	--	(10.0)	10.0
Other	21	29	(27.6)	(10.4)	(17.2)
Total Consumer Eye Care	**207**	**222**	**(6.8)**	**(6.3)**	**(0.5)**
Total Global Sales	**$ 1,677**	**$ 1,736**	**(3.4)**	**(6.7)**	**3.3**

Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Alcon®

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008	Change	Foreign Currency Change	Organic Change
Geographic Sales					
Alcon United States:					
Pharmaceutical	$ 698	$ 726	(3.9) %	-- %	(3.9) %
Surgical	554	530	4.5	--	4.5
Consumer Eye Care	196	204	(3.9)	--	(3.9)
Total United States Sales	**1,448**	**1,460**	**(0.8)**	**--**	**(0.8)**
Alcon International:					
Pharmaceutical	641	648	(1.1)	(13.1)	12.0
Surgical	876	936	(6.4)	(12.7)	6.3
Consumer Eye Care	205	228	(10.1)	(13.6)	3.5
Total International Sales	**1,722**	**1,812**	**(5.0)**	**(13.0)**	**8.0**
Total Global Sales	**$ 3,170**	**$ 3,272**	**(3.1)**	**(7.2)**	**4.1**
Global Product Sales					

Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures

	Change	Foreign Currency Change	Organic Change
Emerging market sales	(8.3) %	(16.4) %	8.1 %
Global advanced technology intraocular lens sales	30.1 %	(8.2) %	38.3 %

Note: Organic change presents sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

	EPS Guidance
2009 reported	$ 6.20-6.35
2009 restructuring adjustment	0.05
2009 adjusted	$ 6.25-6.40

	June YTD Diluted EPS
2009 reported	$ 3.44
2009 restructuring adjustment	0.05
2009 adjusted	$ 3.49

Note: Adjusted net earnings and diluted EPS measure the results of the company's operations without certain items that pertained only to the period presented. Management believes these measures are an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.